Exhibit 4.11

DESCRIPTION OF CAPITAL STOCK

Common Stock

Our Articles of Incorporation authorize the issuance of 5,000,000 shares of common stock, $0.001 par value per share, of which 50,000 shares are designated as Class A Common Stock and all other shares of common stock are designated as Class B Common Stock. The Class A Common Stock ranks pari passu with all of the rights and privileges of the Class B Common Stock, except that holders of the Class A Common Stock are entitled to ten votes per share of Class A Common Stock issued and outstanding. The Class B Common Stock are identical to the Class A Common Stock in all material respects, except that holders of the Class B Common Stock will be entitled to one vote per share of Class B Common Stock issued and outstanding. Our Class B Common Stock is registered pursuant to Section 12(b) of the Exchange Act. The number of shares of Class B Common Stock, $0.001 par value, outstanding on May 26, 2020 was 2,162,716 shares. In addition, 50,000 shares of Class A Common Stock, $0.001 par value, were outstanding on May 26, 2020.

Holders of shares of Class A Common Stock and Class B Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by our Board, in its discretion, from funds legally available to be distributed. In the event of a liquidation, dissolution or winding up of our company, the holders of shares of Class A Common Stock and Class B Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities and the prior payment to the preferred stockholders if any. Holders of Class A Common Stock and Class B Common Stock have no preemptive rights to purchase our Class A Common Stock and Class B Common Stock. There are no conversion rights or redemption or sinking fund provisions with respect to the Class A Common Stock or Class B Common Stock.

Preferred Stock

              Our Articles of Incorporation authorize the issuance of 10,000,000 shares of preferred stock, $0.001 par value per share, in one or more classes or series. The rights, preferences, privileges and restrictions of the preferred stock of each series or class will be determined by our Board and set forth in a certificate of designations relating to such series or class that will amend our Articles of Incorporation. As of May 26, 2020, no shares of preferred stock were issued and outstanding.

Nevada Laws

The Nevada Business Corporation Law contains a provision governing “Acquisition of Controlling Interest.” This law provides generally that any person or entity that acquires 20% or more of the outstanding voting shares of a publicly-held Nevada corporation in the secondary public or private market may be denied voting rights with respect to the acquired shares, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights in whole or in part. The control share acquisition act provides that a person or entity acquires “control shares” whenever it acquires shares that, but for the operation of the control share acquisition act, would bring its voting power within any of the following three ranges:

● 20.0% to 33.0%;

● 33.0% to 50.0%; and

● more than 50.0%.

A “control share acquisition” is generally defined as the direct or indirect acquisition of either ownership or voting power associated with issued and outstanding control shares. The stockholders or board of directors of a corporation may elect to exempt the stock of the corporation from the provisions of the control share acquisition act through adoption of a provision to that effect in the articles of incorporation or bylaws of the corporation. Our Articles of Incorporation and bylaws exempt our Class A Common Stock and Class B Common Stock from the control share acquisition act.

Exclusive Forum

Our Articles of Incorporation and bylaws do not contain an exclusive forum provision.

Market Information

Our Class B Common Stock is traded on the Nasdaq Capital Market under the symbol “RMBL.”

Holders

As of May 26, 2020, we had approximately 52 stockholders of record of 2,162,716 issued and outstanding shares of Class B Common Stock and two holders of record of 50,000 issued and outstanding shares of Class A Common Stock.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A Common Stock and Class B Common Stock is West Coast Stock Transfer, Inc.